Mail Stop 3561

May 17, 2007

Mr. Mark E. Shamber
Chief Financial Officer
United Natural Foods, Inc.
260 Lake Road
Dayville, Connecticut 06241

      Re: **United Natural Foods, Inc.**
             Form 10-K for Fiscal Year Ended July 29, 2006
             Filed October 11, 2006
             Form 10-Q for Fiscal Quarter Ended January 27, 2007
             Filed March 6, 2007
             File No. 1-15723

Dear Mr. Shamber:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      William Thompson
                      Branch Chief